Filed by Golub Capital BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital Investment Corporation

Commission File No. 814-01128

On November 29, 2018, Golub Capital BDC, Inc.(“GBDC”) held a conference call to discuss the transactions contemplated by the Agreement and Plan of Merger by and among Golub Capital Investment Corporation. (“GCIC”), GBDC, GC Advisors LLC and, for certain limited purposes, Golub Capital LLC as well as GBDC’s results for the fiscal fourth quarter of 2018 and fiscal year 2018. The following information was discussed on the call:

OPERATOR: Welcome to Golub Capital BDC, Inc.’s September 30, 2018 Quarterly Earnings Conference Call. Before we begin, I would like to take a moment to remind our listeners that remarks made during this call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts made during this call may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time-to-time in Golub Capital BDC, Inc.’s filings with the Securities and Exchange Commission. For materials, the company intends to refer to on today’s earnings conference call, please visit the Investor Resources tab on the homepage of the Company’s website, www.golubcapitalbdc.com, and click on the Events/Presentations link. Golub Capital BDC’s earnings release is also available on the Company’s website in the Investor Resources section. As a reminder, this call is being recorded for replay purposes. I will now turn the conference over to David Golub, Chief Executive Officer of Golub Capital BDC. Please go ahead, sir.

DAVID GOLUB: Thank you operator. Hello everybody and thanks for joining us today. I am joined by Ross Teune, our Chief Financial Officer, Gregory Robbins, Managing Director and Jon Simmons, Director here at Golub Capital. For those of you who are new to GBDC, our investment strategy is and since inception has been to focus on providing first lien senior secured loans to healthy, resilient middle market companies backed by strong partnership-oriented private equity sponsors. Yesterday we issued two press releases, an earnings press release for the quarter and fiscal year ended September 30th and an announcement that GBDC had entered into a merger agreement with Golub Capital Investment Corporation or GCIC. We also posted an earnings presentation and a presentation about the merger on our website. We’re going to refer to both of those presentations throughout the call today. I’m going to start today’s discussion with the merger announcement and then we’re going to shift and Gregory Robbins is going to review the results for the quarter and the fiscal year and we’ll end with Q&A on both topics. You’ve heard me say many times that at Golub Capital we strive to be boring, but today is an exception. I’m excited about and pleased to share details with you about GBDC’s agreement subject to stockholder approval to merge with GCIC. I’m going to refer in the next few moments to the overview of proposed merger with Golub Capital Investment Corporation that’s posted on the website. Before I start, please note that additional information regarding the proposed merger and the participants in the solicitation of proxies in connection with matters requiring stockholder approval will be available in the joint proxy statement that GBDC and GCIC intend to file with the SEC alongside the prospectus of GBDC. Stockholders are urged to read the joint proxy statement prospectus when it’s available as well as other documents filed with the SEC. These filings will be available free of charge at the SEC’s website, sec.gov and filings by GBDC will also be available at GBDC’s website, golubcapitalbdc.com.

Let me start in talking about the merger with some context. Our philosophy about issuing new GBDC shares has been consistent since the Company’s IPO in April of 2010. We’ll issue new shares if it’s good for existing stockholders, good for new stockholders and good for the company. We applied this framework throughout our process of evaluating a potential merger with GCIC. GBDC’s Board along with its financial adviser and legal counsel went through a careful methodical process and concluded that the merger with GCIC meets this test. Let me briefly describe the transaction and I’d refer you to Page 3 of the presentation. The transaction is a stock-for-stock merger with each GCIC stockholder receiving a fixed 0.865 shares of GBDC per share of GCIC. The combined company will continue to trade under the ticker GBDC. Post the merger, GBDC will operate a lot like pre-merger GBDC; its investment strategy, its financing strategy, its base management fees, its income incentive fee, its income incentive fee hurdle rate, all that stays the same. A couple of notable items about the merger. First, it’s the Board’s present intention to increase the dividend per quarter to $0.33 per share after the closing of the merger, provided that the Board reserves the right to revisit this intention of market conditions or GBDC’s prospects meaningfully change. And second, a Golub Capital entity intends to purchase at least $40 million of GBDC shares after the merger closes. As for next steps, GBDC and GCIC expect to file the joint proxy I referred to a moment ago, in December; and the transaction is anticipated to close in the first half of 2019, subject to stockholder approvals, amendment of the investment advisory agreement and other customary closing conditions.

We believe the merger with GCIC is compelling for six primary reasons. I’m going to summarize these now and then I’m going to go into more detail on each. First, the merger is accretive to GBDC’s net asset value per share; based on September 30, 2018 GBDC NAV and GCIC NAV, we estimate the degree of accretion to be about 3.6%. Second, because GBDC has traded at a 15% premium to NAV on average over the past three years, we believe the accretion to GBDC’s NAV per share could drive appreciation of GBDC’s share price. Third, we expect the scale of the combined GBDC, GCIC to deliver improved trading liquidity and broader research coverage. Fourth, we expect the portfolio of the combined company to look a lot like standalone GBDC’s, with no meaningful change in diversification, asset type or credit characteristics. In fact, over 96% of GBDC’s investments at fair value as of September 30, 2018 overlap with those of GCIC. Fifth, we expect the combined company to have better access to the securitization market than either company on its own. And we think that’s particularly important in the context of our recently having received no action relief, permitting both GBDC and GCIC once again to issue new securitizations. Sixth and finally, we expect some operational synergies from eliminating redundant expenses. Before I discuss each of these elements in more detail, I want to provide some background information on GCIC. If you’ll flip to Page 5 of the presentation.

GCIC is a non-traded externally managed BDC. It has the same investment advisor as GBDC. It commenced operations in December of 2014 and through a series of closings on its private placement, it raised $1.3 billion of investor commitments. GCIC was designed for long-term institutional investors and counts among its shareholders marquee pension funds, insurance companies, endowments and foundations. As of September 30th, GCIC had an investment portfolio of over $1.6 billion, about the same as GBDC’s. And GCIC has performed very well for its stockholders. The company has delivered 15 consecutive profitable quarters and its average return on equity since inception has been 8.6%. As with GBDC, we believe GCIC’s strong performance reflects the excellent credit quality of its underlying portfolio. GCIC has had net realized and unrealized gains on its investments for 12 out of 15 quarters since inception and today over 90% of its investments are rated in one of the top two categories on GC Advisors’ internal performance rating scale. So with that context, let’s drill down on the six advantages of the merger that I outlined.

On the following page, you can see the merger would be accretive to GBDC’s NAV per share. Let me explain how and how much. GBDC is issuing shares valued at a 15% premium to its NAV as of September 30th to buy GCIC at a 7.05% premium to GCIC’s NAV. Based on these premia and based on September 30th numbers, GBDC’s NAV per share will increase as a consequence of the transaction by about 3.6% or $0.59 a share, going up from $16.10 per share to $16.69 per share. To refresh your recollection, this data is on the following page, on Page 7, GBDC currently trades at about a 15% premium to NAV. And if you look at the last three months, six months, one year, three years, five years or since IPO, it’s been in that 15% range. So, assuming GBDC continues to trade at a 15% premium to NAV, the accretion to GBDC’s NAV per share should drive appreciation of GBDC’s share price in a like amount. In addition to increasing GBDC’s NAV per share, the transaction will add $1.7 billion of assets to GBDC’s portfolio based on fair value as of September 30th. And you can see on Page 8, this would make the combined company the fourth largest externally managed publicly traded BDC in the market by assets. Why is that valuable? It’s valuable, because our analysis suggests larger BDCs generally have improved trading liquidity. You can see this on Page 9. Greater liquidity gives existing stockholders more flexibility to manage their investments and should attract new investors who want a more liquid vehicle than standalone GBDC. Our analysis also suggests that larger BDCs generally have broader coverage by research analysts and greater institutional ownership. You can see this on Page 10. As a consequence, this means post-merger GBDC may have a higher trading value and may have greater flexibility to raise opportunistic capital on attractive terms.

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Although GBDC will be larger post-merger, we expect very little to change about its investment portfolio. On Page 11, you can see that over 96% of GBDC’s investments at fair value overlap with GCIC’s. You can also see that diversification by obligor changes very little; going to a level of diversification, it’s a little bit better. Top 10 investments are 19% for the combined company versus 20% for GBDC standalone. If you look at the following page, you can see the mix by security type, by performance rating and by industry -- all don’t change meaningfully.

While we expect little fundamental change to the asset side of GBDC’s balance sheet, we believe the combined company will be well positioned to improve its liability profile. We highlight this on Page 13. The key change is that we expect the increased scale of the combined company to make it easier to increase the portion of funded debt in the form of securitizations. Why does that matter? Well, now that we have received the no-action letter from the SEC, we’ve cleared a path to use securitizations again. And as many of you know (I’ve talked about it before) we believe securitizations can offer a lot of advantages over traditional bank facilities including lower cost, longer reinvestment periods, longer duration and greater flexibility. So better access to the securitization market should allow the combined company to reduce its funding costs to further diversify its funding sources and create an even more resilient and flexible balance sheet. Finally, we expect the combined company to realize operating synergies from elimination of some redundant professional services and other corporate expenses. We’re estimating about $900,000 of annual cost savings; that’s about 9% of combined company G&A.

So to sum up, we believe the proposed merger with GCIC is very attractive for GBDC shareholders. We believe the combined company maintains all the elements that have made GBDC successful to date. Same strategy, it’s a strategy that GBDC has proven it can sustain consistent dividends and NAV per share growth by implementing; the combined company will be the fourth largest externally managed publicly traded BDC by assets. The increased scale of the combined company could lead to greater trading liquidity, stronger institutional ownership, broader research coverage, better access to securitization markets and cost synergies. We’ll come back at the end and take questions about the merger. Let’s now shift to earnings for the quarter and fiscal year ended September 30th. And for that, I’m handing the microphone to my colleague, Gregory Robbins.

GREGORY ROBBINS: Thank you David. For the discussion on GBDC’s earnings, I will refer to our separately posted quarterly earnings presentation from our website. The headline is that GBDC had another very solid year in fiscal 2018 despite a challenging borrower friendly environment. Let me point out a few highlights on the year. First of all, we generated stable and consistent earnings in excess of our dividend growing NAV per share over the course of the fiscal year by $0.02 to $16.10 and paying out an $0.08 per share special distribution. Our return on average equity averaged 8.5% for the four quarters ended September 30th. In aggregate, we had net realized and unrealized gains on investments. In other words, we had negative credit losses for the fiscal year. And lastly, portfolio risk ratings have remained stable and non-accrual investments represented only 0.3% of total investments at fair value at 9/30.

Let’s now focus on the fourth fiscal quarter of 2018. I’ll start with an overview, Ross will provide some more detail and David will come back at the end for closing remarks and Q&A. For the quarter ended September 30, 2018, net increase in net assets resulting from operations, or net income, was $15.9 million, or $0.26 per share, as compared to $21.7 million or $0.36 per share for the quarter ended June 30th. Net investment income, or as we call it income before credit losses, was $20.3 million for the quarter ended September 30th or $0.34 per share as compared to $18.7 million, or $0.31 per share, for the quarter ended June 30th. Excluding an $800,000 reversal in the accrual for the capital gains incentive fee, net investment income was $19.5 million, or $0.32 per share, as compared to $19.4 million, or $0.33 per share, for the quarter ended June 30th. Consistent with previous quarters, we have provided net investment income per share excluding the capital gains incentive fee accrual. As we think the suggested NII is a more meaningful measure. Unlike the last seven consecutive quarters, we did not have net realized or unrealized gains on investments this quarter. However, we continue to see solid investment income from the portfolio and solid overall portfolio credit quality. Net realized and unrealized loss on investments and foreign currency was $4.4 million, or $0.08 per share, for the quarter ended September 30th. This compares to a net realized and unrealized gain on investments of $3 million, or $0.05 per share, for the prior quarter. New middle market investment commitments totaled $182.3 million for the quarter ended September 30th. Approximately 14% of new investment commitments were senior secured loans, 85% were one stop loans and 1% were investments in equity securities. Overall, total investments in portfolio companies at fair value decreased by approximately 0.9%, or $15.7 million, during the quarter ended September 30th primarily due to net return of capital distributions of $20.1 million from our investment in Senior Loan Fund. On November 27, 2018, our Board declared a quarterly distribution of $0.32 per share and a special distribution of $0.12 per share both payable on December 28, 2018 to holders of record as of December 12, 2018. The special distribution is due to taxable income exceeding distributions over the prior year. This is the third consecutive calendar year we will have paid a special distribution. Turning to slide 4, you can see in the table, the $0.26 per share we earned from a net income perspective, the $0.32 per share we earned from a net investment income perspective before accrual for the capital gains incentive fee and our net asset value per share of $16.10 at September 30, 2018. As shown on the bottom of the page, the portfolio remains well diversified with investments in 199 different portfolio companies and an average size of $8.6 million per investment. With that, I will now turn it over to Ross who will provide some additional portfolio highlights and discuss the financial results in more detail. Ross.

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ROSS TEUNE: Great, thanks Gregory. Turning to slide 5, this slide highlights our total originations of $182.3 million and total exits and sales of investments of $168.3 million. Turning to slide 6, this slide shows that our overall portfolio mix by investment type has remained consistent quarter-over-quarter with one stop loans continuing to represent our largest investment category at 80%. Turning to slide 7, this slide illustrates that the portfolio remains well diversified with an average investment size of $8.6 million. Our debt investment portfolio remains predominantly invested in floating rate loans and there have been no significant changes in the industry classification percentages over the past year. Turning to slide 8, the weighted average rate of 8.2% on new investments this quarter was up from 7.8% in the previous quarter due to an increase in the weighted average rate over LIBOR on new investments. The 40 basis point increase in the weighted average rate on new investments was due to a few larger deals with high relative spreads and not a general market move towards higher rates. Due to a few larger payoffs on existing loans with high relative rates, the weighted average rate on new investments that paid off increased to 9.2%. As a reminder, the weighted average interest rate on new investments is based on the contractual interest rate at the time of funding. For variable rate loans, the contractual rate would be calculated using current LIBOR, the spread over LIBOR and the impact of any LIBOR floor. Shifting to the graph on the right hand side, this graph summarizes investment portfolio spreads for the quarter. Looking first at the light blue line, this line represents the income yield or the amount earned on the investments including interest and fee income, but excluding the amortization of discounts and upfront origination fees. Due to increases in LIBOR over the past few quarters, the income yield increased to 8.8% for the quarter ended September 30th as the vast majority of our interest - as the vast majority of our investments bear interest at a rate that is determined by a reference to LIBOR. And rates on variable rate investments have increased as LIBOR contracts have reset. LIBOR contract resets are also the primary cause for the increase in the investment income yield, or the dark blue line, which includes amortization of fees and discounts and the weighted average cost of debt, the aqua blue line. Flipping to the next two slides, the number of non-accrual investments remained flat at three investments as one portfolio company investment was reclassified to accrual status and one additional portfolio company investment was classified as non-accrual during the quarter. As of September 30th, non-accrual investments as a percentage of total investments at cost and fair value were 0.7% and 0.3% respectively. These are both down from the prior quarter. Fundamental credit quality as of September 30th remained strong with approximately 88% of the investments in our portfolio having an internal performance rating of 4 or higher as of September 30th as shown on slide 10. As a reminder, independent valuation firms value approximately 25% of our investments each quarter.

Reviewing the balance sheet and income statement on slides 11 and 12, we ended the quarter with total investments at fair value of $1.8 billion, total cash and restricted cash of $45.7 million and total assets of $1.84 billion. Our total debt was $845.7 million which includes $197.5 million of floating rate debt issued through our securitization vehicles, $277.5 million of fixed rate debentures and $370.7 million of debt outstanding in our revolving credit facilities. The total net asset value per share as of September 30th was $16.10. Our regulatory GAAP to debt - debt-to-equity ratio was 0.59x while our GAAP debt-to-equity ratio was 0.88x which is below our current target of about 1.0x GAAP leverage. Moving to the statement of operations, total investment income for the quarter ended September 30th was $40.4 million, this is an increase of $2 million from the prior quarter primarily due to an increase in LIBOR and continued growth in the portfolio. On the expense side, total expenses were $20.2 million, an increase of $0.5 million which was primarily attributable to higher interest and other debt financing costs associated with the rising LIBOR and we also had higher incentive fee expense. Turning to the following slide, the tables on the top provide a summary of our quarterly distributions and return on average equity over the past five quarters. Our regular quarterly distributions have remained stable at $0.32 per share which is consistent with our net investment income per share when excluding the GAAP accrual for the capital gains incentive fee. The annualized quarterly return based on net income has averaged 8.7% for the past five quarters. At the bottom of the page, this illustrates our long history of consistently increasing NAV per share over time. For historical comparison purposes, we have presented NAV per share both including and excluding special distributions. Turning to slide 14, this slide provides some financial highlights for our investments in Senior Loan Fund which continues to be impacted by unrealized losses, below target leverage and a shortage of attractive new investment opportunities. Total investments at fair value at September 30th declined by 20.7% to $46.9 million due to a combination of a high level of prepayment activity and a continued shortage of appropriate assets to put into the Senior Loan Fund. Due to the lack of attractive traditional senior secured deals, the Senior Loan Fund did not renew the reinvestment period on its revolving credit facility, but instead reduced the commitment to advances outstanding and reduced the interest rate by 10 basis points to LIBOR plus 2.05%. The next slide summarizes our liquidity and investment capacity as of September 30th in the form of restricted and unrestricted cash, availability on our revolving credit facilities and debentures available through our SBIC subsidiaries.

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Turning to slide 16, we’re very happy to report that on September 16, 2018, we received a no-action relief letter from the SEC that allows us to once again issue term debt securitizations. We sought this relief to ensure that we could engage in term debt securitizations under the regulatory framework of the 1940 Act and the risk retention rules mandated by Dodd-Frank. Subsequent to the no-action letter on November 16, we issued $408.2 million in Class A, Class B and Class C-1 notes through a debt securitization. The Class A notes bear an interest rate equal to three-month LIBOR plus 1.48%, the Class B notes bear an interest rate equal to three months LIBOR plus 2.1% and the Class C-1 notes bear an interest rate equal to three-month LIBOR plus 2.8% during the reinvestment period. In connection with the debt securitization, we used a portion of the proceeds to repay all outstandings on the revolving credit facility with Morgan Stanley in full and those agreements governing the facility were terminated. Turning to slide 17 at the - at our Board meeting on November 27th, our Board recommended that we seek stockholder approval at our annual meeting. Our annual meeting of stockholders is on February 5, 2019 to increase the Company’s leverage limitation under the 1940 Act by reducing its required asset coverage ratio from 200% to 150%. The benefits of the increased leverage limitation include increased cushion to the regulatory leverage limit and greater flexibility to pursue cost effective long-term securitization debt financing. We currently expect to maintain our 1.0x GAAP debt-to-equity ratio and do not anticipate making any changes on our investment strategy, credit selection or asset mix. I’ll now turn the call back to David who’ll provide some closing remarks.

DAVID GOLUB: Thanks Ross. So to sum up, GBDC had another solid year in 2018 giving the company strong momentum for the next stage of its evolution, the proposed merger with GCIC. We believe the combined company sustains the characteristics that have made GBDC successful and gives it a number of additional advantages including accretion to GBDC’s NAV per share, greater flexibility to optimize GBDC’s liability profile now that we have no action relief and further advantages of scale. As for our market outlook, we’re hoping that recent volatility in the equity market will translate into more favorable conditions in the credit market. Volatility is usually our friend, but we’re not counting on it. We’re planning on a continuation of the borrower friendly conditions that have been persisting for the last two and a half years. Either way, our strategy remains to focus on investments that leverage what we believe to be the advantages of the Golub Capital platform, sponsor relationships, incumbencies, reliability, market leading scale, industry expertise and breadth of financing solutions. With that, we’ve covered a lot today. I thank you for your patience and I thank you for your time and your partnership. Operator, if you can open the line for questions?

OPERATOR: Certainly, thank you. Ladies and gentlemen, if you would like to register a question, kindly press the 1 followed by the 4 on your telephone. You’ll hear a three-tone prompt to acknowledge your request. If your question has been answered and you’d like to withdraw your registration, kindly press the 1 followed by the 3. And if you’re using a speakerphone, please lift your handset before entering your request. Again, ladies and gentlemen if you wish to ask a question, press 1-4 on your telephone keypad. Our first question comes from the line of Ryan Lynch with KBW. Please go ahead.

RYAN LYNCH: Good afternoon guys and congratulations on the announced merger. I can definitely see it has a lot of nice benefits for GBDC shareholders. But I did want to talk about one concern and get your commentary on it. And that concern is that the merger with GCIC is going to basically unlock that shareholder base of GCIC shareholders who have not had liquidity for many years and they’re now going to receive liquidity via GBDC shares. And there’s some fear out there that that could create some selling pressure on GBDC. So, can you maybe speak to who composes the shareholder base of GCIC? Is it more institutions or retail? And how do you plan on minimizing that potential negative impact on GBDC’s stock price with potential selling pressure post-merger?

DAVID GOLUB: Sure. Thanks Ryan for your question. It’s a great question. So let me talk a little bit about the first element of your question which is what are the characteristics of the GCIC investor base? It is not a retail fund. We raised this fund by marketing it to institutional investors. The institutions who are involved are pension funds, endowments, foundations, insurance companies and in general they’re institutional investors with a very long-term perspective. So my expectation is that many of the GCIC investors will become long-term stockholders of GBDC. Some may consider selling some of their holdings over time. But, we also expect that because the transaction is going to approximately double the market cap of GBDC and enhance its liquidity that we may get some new stockholders who have historically not been interested in investing in GBDC because of its limited liquidity. In addition to that, I said earlier in the call that part of the transaction involves a Golub Capital entity that is going to purchase at least $40 million of GBDC shares after the merger. So when I look at the combination of who we’ve got in the GCIC investor base and the purchasing of shares that the Golub Capital manager affiliate is going to be doing post the merger, it’s not an area of major concern for me.

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RYAN LYNCH: Okay, that’s helpful color. And then, I guess also congratulations on the SEC no-action relief. On that point I take it that you’re of the opinion that securitizations are the best form of debt capital going forward given the lower costs and increased flexibility. So as you kind of look out your capital structure maybe a couple of years down the road, should we expect the vast majority of that to be in securitization debt? And maybe leaving the bank facilities as more temporary financing or what sort of role do you see the bank facilities playing in the future as you start to build out securitizations?

DAVID GOLUB: So another great question. Let me go back a little bit in context. So just to refresh everybody’s recollection, GBDC’s been a long time user of securitizations as one of the forms of financing in the right hand side of its balance sheet. When risk retention rules were put into effect, GBDC was temporarily precluded from amending or issuing new securitizations because of an odd interplay between ‘40 Act rules and risk retention rules. We applied for no-action relief from the SEC and it took us two and a half years to get it. Interestingly, some parties, while we were seeking it, said, oh, you don’t need it. In the no-action relief that we received, there is actually an interesting sentence, in which the staff of the SEC acknowledged that they agree with our interpretation that we needed it. Good news is, now we have it. And we plan to go back to our strategy of relying heavily on securitizations, not exclusively but heavily. If you look at GBDC’s funded debt mix today, as of September 30th it was about 23% securitizations, about 32% SBIC debentures and about 44% bank facilities. If I were to describe target or perfect, it would still include all three of those categories, but the securitization piece would be meaningfully larger and the bank facilities piece would be call it 20 - 25%. And there’ll be times when it’s less than that and there’ll be times when it’s little more than that. But I’d say as a generalization that one might look at a structure where bank facilities at 20 - 25% are approximately target. Now, interestingly, after quarter end, we completed the first post no-action letter securitization for GBDC, a $408 million securitization that Ross commented on. With that securitization, we will have shifted GBDC’s funded debt mix to be very substantially securitization led.

RYAN LYNCH: Okay. That’s helpful commentary. And then I have kind of a two-part question both related to the Senior Loan Fund. I see that GCIC has its own Senior Loan Fund. Is the expectation to collapse those into one fund or keep operating them independently? And then separately, but likely related is it fair to assume that in the current environment that we’re in today, given the current deal flow that you’re seeing for the Senior Loan Fund, is it reasonable to expect that really that those senior loan funds could just keep winding down and really eventually wind off especially given - your guys’ action to not extend the reinvestment period on the GBDC’s Senior Loan Fund?

DAVID GOLUB: So as I said before we think that the market opportunity, the risk reward opportunity for traditional senior debt of the sort that we historically have put it in the Senior Loan Fund that it’s not that attractive right now. And consequently, we’ve been allowing these SLFs at both GBDC and at GCIC to shrink. I do think there is value in retaining them, because market conditions change. And in a different set of market conditions, having the ability to expand our SLF might be attractive. We’ve not made a decision about whether to combine or not combine the two SLF post the merger, but I see a lot of advantages to combining them. It would ease administration and operating costs and financing related costs. So, I think that’s something we would look hard at post merger.

RYAN LYNCH: Okay. Maybe, can I just have one follow-up on that? I mean does the thought process of what to do as far as retaining those senior loan funds, in case the market ever changes, does that change at all if shareholders do approve the two to one leverage on your balance sheet and you can actually put higher leverage versus putting higher leverage in the senior loan funds off the balance sheet?

DAVID GOLUB: I think that’s definitely a consideration. I don’t want to get ahead of ourselves. We don’t have a merger and we don’t have shareholder approval on the leverage test. But I think your question is a valid question. Certainly, one of the advantages of a senior loan fund is the capacity to use higher degrees of leverage without it having a meaningful impact on your regulatory debt to equity, and that whole issue becomes less meaningful in the context of having the ability to utilize the higher degree of leverage. But I want to focus on a different element of this. When we talked about the possibility of seeking shareholder approval for using higher leverage, Ross said something really important. I want to make sure everybody heard it loud and clear. While we are seeking shareholder approval, we are not planning to use it. We have a target today of 1.0x GAAP debt-to-equity and our intention with or without shareholder approval on the test is to continue to have a 1.0x GAAP debt-to-equity target.

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RYAN LYNCH: Yes, understood. That’s an important clarification and important point with the increased leverage. Those are all my questions. I really appreciate the time today.

DAVID GOLUB: Thanks Ryan. Next?

OPERATOR: Our next question comes from the line of Robert Dodd with Raymond James. Please proceed with your question.

ROBERT DODD: Hi. Congrats on the quarter. And just one quick follow-up to the SLF. Obviously I mean, you make it sound, David, like you haven’t decided yet on whether to combine them. Obviously, they both got fundamentally the same partner, RGA directly or RGA through Aurora. So I presume you’ve had some discussions already and in fact, with view of the merger with the acquisition of GCIC and the partnership there. So, I mean, can you add any more color than that or again, it hasn’t been decided, but the same partner’s been involved in both of these for a while. So, I think it’s more likely little further down the road?

DAVID GOLUB: You’re 100% right, Robert, that it’s the same partner. And if we decided that it makes sense to combine the two SLFs, I don’t think RGA would have any objections to our doing so. But to be very candid, we’ve had no discussions at this time with RGA about this. Telling RGA about the merger would have been sharing material nonpublic information and we did not. So, this is all -- this is all separate, we’re planning to work through in the coming days.

ROBERT DODD: Okay, got it. On the special dividend, obviously it’s been a plan for the last several years to pay out the full amount or roughly the full amount of taxable income. I mean, is that going to continue to be your policy, basically avoiding excise tax, going forward, and if you have any thoughts of that, in the context of the GCIC acquisition?

DAVID GOLUB: That will continue to be our policy. That’s our intention. We don’t understand why it isn’t everyone’s policy. You have your choice as a BDC manager to pay an excise tax or not pay an excise tax, and you can avoid paying excise tax by making sure that you have paid out distributions equal to or almost equal to your taxable income. This is not a hard calculus. So it’s good for shareholders to avoid paying the excise tax. I anticipate we will continue with that same policy.

ROBERT DODD: Got it. And one more if I can. On the combination, presuming - I expect you to get shareholder approval, so presuming it goes through - can you give us a little color on the accounting? Obviously, you’re buying assets depending where the premium is at the close, but call it 107, so above principal par. So would the accounting be to take kind of a lower effective yield on those assets? And then if they were held to maturity, you just have a lower effective yield for the life of the asset or if they prepaid, you’d have kind of an inverse accelerated amortization of a one time reduction of the top line. Can you give us any color on how that’s going to work?

DAVID GOLUB: Sure. It’s not intuitive. So for accounting purposes, the merger will be accounted for as an acquisition. So GBDC will be deemed to be acquiring GCIC, and we’ll use purchase accounting. So, per purchase accounting, the purchase price of 107% of GCIC’s NAV will be allocated to GCIC’s assets. We anticipate that the premium will largely be attributed to GCIC’s loan assets. So you’ll see a nanosecond when GCIC’s loans will be written up. But a nanosecond later because GBDC uses fair value accounting, those loan assets will be written down to fair value. Consequently, at the time of the merger, there will be an accounting related one-time purchase accounting charge, essentially equal to the premium that GBDC is paying. After that, GBDC’s accounting won’t be much impacted by the merger, GBDC’s EPS won’t be impacted on a go forward basis by these - this merger related purchase accounting charge. But it’s going to make the first period after the merger look funny.

ROBERT DODD: Does your assessment of NAV accretion take that charge into account?

DAVID GOLUB: Yes.

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ROBERT DODD: Got it, thank you.

OPERATOR: Ladies and gentlemen, as a reminder if you wish to ask a question, kindly press the 1 followed by the 4 on your telephone keypad. Our next question comes from the line of Finian O’Shea with Wells Fargo Securities. Please proceed with your question.

FINIAN O’SHEA: Hey guys, thanks for taking my question. Congratulations on the exciting quarter. Just noticing shifting to normal stuff, you seem to have a bit of negative originations which was against the trend of many of your peers this quarter. Is this sort of a one-off aberrative type time period? And for more context, do you expect this to come back given potentially more attractive market deal flow today?

DAVID GOLUB: So, a couple of things on the quarter and origination in the quarter. I would say that from a gross origination standpoint, it was a reasonably normal quarter. It was unusual and that we had a higher degree of payoffs than usual. And from the standpoint of GBDC, it’s particularly high degree of shrinkage at SLF. So I’m not anticipating that the pattern you see this quarter is going to continue. And in fact, my expectation is that the portfolio will grow in coming quarters.

FINIAN O’SHEA: Okay, very well. And then back to just another small question on CLO usage for GBDC, as you said it would expand. Do you anticipate that Golub with a larger CLO will still be mainly using the AAA financing?

DAVID GOLUB: Yes. I mean we’re not planning - as I mentioned earlier although we’re seeking shareholder approval to lift the leverage limit, we’re not planning on utilizing a higher degree of leverage. So there is - there will be very limited reason for GBDC to issue junior securitization liabilities.

FINIAN O’SHEA: Very well, that’s all from me. Thank you.

OPERATOR: Our next question comes from the line of Christopher Testa will National Securities Corporation. Please proceed with your question.

CHRISTOPHER TESTA: Hi. Good afternoon. Thank you for taking my questions. Many have already been asked and answered. Just touching on the SLFs that are on your balance sheet as well as GCIC. To the extent that whether you end up merging them or not, will you also seek to convert the sub-notes of the LLC equity interest in GCIC much like you did with GBDC when the merger is complete?

DAVID GOLUB: So your question is will the capital structure of the SLFs be aligned with each other? Is that what you mean?

CHRISTOPHER TESTA: Yes, correct. Yes.

DAVID GOLUB: That’d be my expectation. So again, we haven’t had these discussions yet with RGA and with our Board. But my expectation would be that it will make sense to combine the two SLFs reduce the debt facilities to one from two and align their capital structures.

CHRISTOPHER TESTA: Got it. And sticking with that theme and I know you alluded to this earlier, David, to one of the earlier questions. But as we start to see hung deals in the market and kind of some backups in spreads and there seems to be outflows in a lot of loan funds. Is it safe to say that there might be at least going forward if these trends persist greater and greater opportunity that might lead to some net growth in the SLF and maybe even extending the period of reinvestment for the SLFs?

DAVID GOLUB: So you’re getting to a great point. So the point you’re making is market conditions change and maybe they’re changing even now as we speak, because there has been - in recent weeks with the equity market volatility there has been a pullback in broadly syndicated loan pricing. And that in turn is creating some change in terms that are being offered to the market on new broadly syndicated loans being brought to market. The traditional pattern for us middle market lenders is we watch the broadly syndicated market carefully, not because we are joined to the hip with the broadly syndicated market, but because the middle market tends to follow with a lag, the patterns that we see in the broadly syndicated market. So if we see a continuation of the choppiness and spread widening that we’re seeing in the broadly syndicated market and we see the typical pattern which is that those same phenomena shift to be present in the middle market in the coming months then I can absolutely see a scenario in which it becomes attractive for us to look to ramp back up the SLFs. I think there are lot of ifs in that statement, but your point is exactly the reason why I think it may make sense to keep the SLFs around.

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CHRISTOPHER TESTA: Got it, okay. And sticking with the last part of what you’ve said, if we assume that the broadly syndicated market continues to weaken in terms of price and you’re getting more favorable yields, is there any potential to drop down any syndicated loans within the SLF?

DAVID GOLUB: It’s always possible for us to purchase some more broadly syndicated or upper middle market loans into the SLF. And I think we do want to be mindful as we have in the past of not introducing too much price volatility into GBDC’s earnings through a large concentration of broadly syndicated loans that are leveraged significantly. That’s not a strategy that we’d be interested in pursuing.

CHRISTOPHER TESTA: Right, okay. That’s fair. And again I know you answered the question about targeting 20%, 25% of the revolvers with the remaining being in securitizations. As you move towards a substantially larger public fund with enhanced liquidity in the public stock, is your thought process also potentially maybe looking at doing cheap fixed rate financing maybe through means of a convertible note or something where it seems that you guys would be able to price that extraordinarily cheap relative to a lot of your peers?

DAVID GOLUB: I think we will definitely look at all available options in respect of debt financing and that includes convertible notes, it includes unsecured notes, it includes bank facilities. If the SBA rules change and we can expand our participation in the SBA program that would be on the table as well. To-date, as we’ve looked at convertible notes and unsecured notes, the cost of those kinds of liabilities has been meaningfully higher than the cost of securitization liabilities given our asset mix. And I think that’s not true for some other BDCs whose asset mixes don’t so easily lend themselves to securitizations.

CHRISTOPHER TESTA: Got it. Okay. That makes sense. And last one from me, just I know you had mentioned that you still want to stay at 1.0x debt-to-equity on a regulatory basis. Is that a hard stop or if we see severe dislocation in the market, would you be comfortable going above, not substantially above, it’s a 1.5, but maybe 1.1, 1.2 if the market is favorable enough from those conditions?

DAVID GOLUB: So Chris, just to clarify one thing, what I said was and what Ross said is that our target today is a one-to-one GAAP debt-to-equity ratio. So we’ve been running less than that on a regulatory basis, because the SBIC debentures don’t count in the context of a regulatory test. I anticipate - I mean, is it a cap, look, everything’s got to be revisited in the context of changes in market conditions that are significant. But I’d characterize our view on this target is, things would have to change quite meaningfully for us to want to revisit that target.

CHRISTOPHER TESTA: Got it. Understood. Those are all my questions. I appreciate your time today.

OPERATOR: Ladies and gentlemen as a reminder if you’d like to register a question, please press 1-4 on your telephone keypad. Our next question comes from the line of Greg Mason with Ares. Please proceed with your question.

GREG MASON: Great. Good afternoon David. Congratulations on the merger. We’ve been waiting for this, so congratulations. Just wanted to talk quickly on the tax impact on the purchase premium and then write down. Does that create a tax loss carry forward that you can use to offset potential excise taxes going forward?

DAVID GOLUB: Well that would make too much sense Greg. For tax purposes this is a tax free transaction and carryover basis applies in this case. The premium write-up and write-down is all GAAP and has nothing to do with tax.

GREG MASON: Okay, great. And then on the new securitization, if I look at the new securitization versus the 2014 securitizations spreads on the A class are up about 50 basis points, spreads on the C class are up about 100 basis points. I’m just curious kind of why you saw that spread increase? It feels like over the past four years CLO spreads have been declining. Anything unusual for that spread to increase and kind of what’s your expectations as you issue more securitizations around that spread on the classes?

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DAVID GOLUB: So the spread differential that you’re alluding to is a little bit apples and oranges. The new issue securitization that we just did has a normal reinvestment period. I think it’s a four-year reinvestment period, which is standard for a typical new issue securitization. The one that has the very low interest rate on it, we were able to negotiate that very low interest rate because there essentially was no reinvestment period. It was called a static deal where if you get repayments, they go immediately toward repaying the debt securities that are issued. So in any static securitization, the expected life of the securitization is much shorter. And as a consequence you can typically negotiate cheaper financing. So I’d characterize the financing that we got on the transaction that we just did as very attractive. It’s about 40, 50 basis points inside of the all-in cost of financing through bank facilities and has other characteristics that, in my judgment, make it better.

GREG MASON: Got it. That makes sense. And then my last question, I was just kind of struck by the fact on the senior loan that you really aren’t viewing those assets as attractive kind of true first lien assets. It seems to fly in the face of kind of what everybody has been saying over the last six to 12 months that you’ve got to move up the capital stack, first lien is where the best risk adjusted returns are. It sounds like you don’t quite see it that way. So, just curious if you can give us some more color on why you don’t think that top of the stack first liens are the best risk returns in the current environment?

DAVID GOLUB: Well, I think you can see our views in what we’ve done. We think that the most attractive risk reward is in one stops. And we think one of the main reasons that that’s the case is that our competitive advantages are strongest in the one stop arena. It’s very challengingly competitive market. Right now, we’ve been for two and a half years in a borrower friendly, in some respects a progressively more borrower friendly environment. And in the traditional lower leverage, first lien loans the competition is particularly intense. So we’ve been focusing on areas that we think are more attractive, from a risk reward standpoint. Those have tended to be areas where our competitive advantages are particularly strong. That’s meant repeat obligors, repeat sponsors, one-stops, industries where we have particular domain expertise; it’s been a pretty consistent theme that I’ve been talking about for the last couple years.

GREG MASON: Great, thank you.

OPERATOR: And we are showing no further questions on the audio lines.

DAVID GOLUB: I wanted to take this opportunity to again thank everybody. This is an unusually long call, about an hour for us. I very much appreciate your patience. And I know a lot has dropped on you in the last 24 hours. So should you have further questions about the quarter or about the merger, please feel free to reach out to Gregory Robbins or to Ross or to myself. We look forward to talking to you next quarter.

OPERATOR: Ladies and gentlemen, that concludes the call for today. We thank you for your participation and ask that you please disconnect your line.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

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Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

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